Intelligent Cloud Resources Inc.

2602 Innisfil Road

Mississauga, Canada

ON L5M 4H9

June 25, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

 Re:Intelligent Cloud Resources Inc.

 Amendment No. 2 to Registration Statement on Form S-1

Filed June 17, 2015

File No. 333-202294

Dear Mr. Crispino:

We are in receipt of your comment letter dated June 11, 2015 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the Staff.   For your convenience, the matters are listed below, followed by the Company’s responses:

Description of Business

Cloud Computing Market in Canada, page 33

1.We note the third-party websites that you disclose in this section. Where you include a hyperlink in your prospectus, you assume responsibility for the hyperlinked information as if it were part of your document. Refer to footnote 41 of Release No. 33-7856 (April 28, 2000). Please revise to delete the hyperlink or advise.

RESPONSE: We have deleted the hyperlinks in this section.

Note 6. Subsequent Events, page S-19

2.We note your response to prior comment 3 that amounts owed from your CEO and CFO have been subsequently settled and are no longer outstanding. Please expand your subsequent events footnote to identify these transactions and to explain how they were settled.

RESPONSE:  We have expanded the subsequent events footnote to address this comment.

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Exhibits

3.Please provide an updated consent from your accountants in your next amendment. Refer to Item 16 of Form S-1 and Item 601 of Regulation S-K.

RESPONSE: We have included an updated consent from SRCO Professional Corporation, the Company’s accountants.

Verbal Comment Provided Via Voicemail from Mr. Gabriel Eckstein to Mr. Gregg Jaclin

4.Mr. Gabriel left a voicemail for Mr. Jaclin requesting that Ms. Khan’s signature include every capacity in which she serves, including Principal Accounting Officer, in accordance with the applicable signature requirements.

RESPONSE: We have added Ms. Khan’s capacities as Principal Executive Officer and Principal Accounting Officer to her signature in her individual capacity.  We have also added Mr. Saeed’s capacity as Principal Financial Officer to his signature in his individual capacity.

The Company acknowledges that:

▪should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Intelligent Cloud Resources Inc.

By:	/s/ Fatima Khan
Name: Fatima Khan
Title: Chief Executive Officer

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